U.S. SECURITIES AND EXCHANGE
COMMISSION WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 333-131862

(Check one):	Form 10-KSB ☐	Form 11-K ☐	Form 10-QSB ☒	Form N-SAR ☐

For Period Ended: June 30, 2007

☐	Transition Report on Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-QSB
☐	Transition Report on Form N-SAR

            For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Compliance Systems Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 90 Pratt Oval
City, State, Zip Code: Glen Cove, New York 11542

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 0-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Compliance Systems Corporation (the "Company") is not able to file its Form 10-QSB for the quarter ended June 30, 2007 within the prescribed time, because the Company requires additional time to finalize the financial statement footnotes and related disclosures, with respect to recent subsequent events.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification:

Barry M. Brookstein, Chief Financial Officer	516-674-4545
(Name and Title)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act or 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an increase in revenues and gross margin of approximately 28% and 3%, respectively, for the second quarter of fiscal 2007 and an increase in revenues but a decrease in gross margin of approximately 23% and 2%, respectively, for the 2007 six month period. Due to increases in financing and related expenses, the Company expects that its net loss for the 2007 second quarter and six-month period will increase by approximately 24% and 20%, respectively. No changes are anticipated in net loss per share for either period.

Compliance Systems Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2007	By:	/s/ Barry M. Brookstein
Barry M. Brookstein
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).